SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

May 20, 2008

Christina C. Sa
Dir 416.367.7899
csa@dwpv.com

File No. 207525

[redacted]

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") in Canada by Global Alumina Corporation (the "**Corporation**"):

1. press release dated May 12, 2008 regarding the Corporation's financial and operating results for the three-month period ended March 31, 2008;

2. interim financial statements for the three-month period ended March 31, 2008;

3. management's discussion and analysis for the three-month period ended March 31, 2008;

4. notice of the Annual Meeting of the shareholders dated, April 22, 2008;

5. Management Proxy Circular dated April 22, 2008;

6. Form of Proxy – Annual Meeting to be held on June 4, 2008; and

7. PFIC Annual Information Statements for the year ended December 31, 2007;

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Christina C. Sa
Law Clerk

Global Alumina

Global Alumina Releases First Quarter 2008 Results

TORONTO, ON – May 12, 2008 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a corporation participating in a joint venture to develop an alumina refinery, mine and associated infrastructure in the bauxite-rich region of the Republic of Guinea (the "Project"), announced today its financial and operating results for the three-month period ended March 31, 2008. The text of the quarterly unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

First Quarter 2008 Financial Highlights[1]

- From January 1, 2008 through March 31, 2008, the Company contributed capital to the Project joint venture totalling $14 million to fund its one-third share of construction and development costs.
- As at March 31, 2008 and May 12, 2008 respectively, the Company had unrestricted cash of $22.1 million and $21.2 million, restricted cash totalling $72.8 million and $73.0 million in its escrow account to fund future Project capital calls and a $108.9 million subscription payments receivable.
- For the quarter the Company recorded a net loss of $1.5 million ($0.01 per share) compared with a net loss of $5.9 million ($0.03 per share) for the same quarter in 2007.
- Interest income for the quarter was $963,904.
- During the quarter 2,685,750 warrants were each exercised for one share of the Company at an exercise price of $1 for total cash proceeds of $2,685,750.

The Company expects that funds on hand as of May 12, 2008 will be sufficient to enable it to meet its corporate operating expense requirements through 2012 and to fund its one-third share of Project development cash calls at least through to finalization of debt financing for the Project.

Significant Corporate Events

On March 13, 2008 board of directors of Guinea Alumina Corporation Ltd. ("Guinea Alumina") accepted as final a bankable feasibility study of the Project ("Feasibility Study") and directed the joint venture's management to complete the Project development plan (the "Development Plan") for the board's consideration by the beginning of June 2008. The Feasibility Study has confirmed the economic viability of the Project and recommends completion of the Project.

---

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, expressed in U.S. dollars as at March 31, 2008, and represent comparisons between the three-month period ended March 31, 2008 and the equivalent period ended March 31, 2007.

On March 18, 2008 the joint venture board of directors approved an interim budget of $110.8 million for the period from January 2008 through May 2008. Guinea Alumina's costs capitalized into construction in progress for the quarter were $32.2 million and included funding for continued Project site works and development, including work on the container quay at the port in Kamsar, engineering, procurement and construction management services and corporate and staffing costs for the Project through the period bringing total construction in progress from inception to $316.1 million. During the quarter the joint venture partners contributed $42 million towards the approved interim budget with Global Alumina contributing $14 million.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.6 million metric tons per annum nominal capacity alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company and the Project, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement of milestones set out in the subscription agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the decisions of the joint venture with respect to the conduct of the Project; the making of a decision to proceed with the development of the Project by the joint venture partners; expectations regarding the debt financing of the Project, the terms, timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the Project; the timing of refinery construction and mine start up; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay in fulfilling the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Project and its inability

to make major decisions with respect to the Project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses; a delay in finalizing debt financing for the Project; the amount of such financing being insufficient to fund the Project to complete development; the inability of the Company to raise sufficient financing to fund its share of development costs; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; material inaccuracies in the cost estimates and time estimates for development of the Project; a decision of the joint venture partners not to proceed with the development of the Project after the development plan is finalized; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single asset; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Project discussed under the heading "Risk Factors" in the Company's AIF.

The forward looking information contained in this discussion is based on the following principal assumptions: that the estimates and projections in the bankable feasibility study of the Project are within the range of accuracy suggested therein; that the joint venture partners will agree on a final schedule for development of the Project and will make a decision to proceed with the Project upon delivery of a final development plan; that issues relating to the Mining Concession title will be resolved to the satisfaction of the joint venture partners and Project lenders; that general economic conditions will not become adverse to the completion of financing for the Project and will have no material adverse impact on the Project; that the negotiations with prospective Project lenders and between the prospective Project lenders and the Guinean government will be successfully concluded by the end of 2008; that the bidding process for contracted work in connection with the Project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the Development Plan for the Project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant; and that the future political and economic climate in Guinea has no material adverse effect on the Project. Although the forward looking information contained in this discussion is based upon what management of the Company believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by law.

For further information, please contact:

Michael Cella
Global Alumina
212 351 0010
cella@globalalumina.com

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Global Alumina Corporation

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2008
(expressed in U.S. dollars)

Global Alumina Corporation

Interim Consolidated Balance Sheet
(Unaudited)

(expressed in U.S. dollars)

	March 31, 2008 $	December 31, 2007 $
Assets		
Current assets		
Cash and cash equivalents	22,101,940	20,203,943
Restricted cash	72,806,960	86,049,033
Prepaid expenses	1,228,583	1,345,641
Due from affiliates and other assets	87,527	188,106
	96,225,010	107,786,723
Investment in and advances to Guinea Alumina	220,629,686	207,617,787
Property, plant and equipment	793,604	864,260
	317,648,300	316,268,770
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	931,324	830,040
Deferred dilution gain	63,445,269	63,445,269
	64,376,593	64,275,309
Shareholders' Equity		
Capital stock and other equity (note 5)	241,384,586	238,698,836
Contributed surplus	2,035,259	1,963,400
Retained earnings	9,851,862	11,331,225
	253,271,707	251,993,461
	317,648,300	316,268,770

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

(signed) Bruce J. Wrobel	(signed) Michael J. Cella
Bruce J. Wrobel, Director	Michael J. Cella, Director

Global Alumina Corporation

Interim Consolidated Statement of Operations and Comprehensive Loss
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended March 31, 2008 $	Three-month period ended March 31, 2007 $
Other income		
Interest	963,904	181
Other	65,398	36,830
	1,029,302	37,011
Expenses		
Professional fees	551,671	1,831,648
General and administrative	898,237	3,467,021
Amortization	70,656	656,279
	1,520,564	5,954,948
Share of net loss in Guinea Alumina	(988,101)	-
Net loss and comprehensive loss for the period	(1,479,363)	(5,917,937)
Basic and diluted loss per common share (note 6)	(0.01)	(0.03)

See accompanying notes to interim consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Retained Earnings (Deficit)
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended March 31, 2008 $	Three-month period ended March 31, 2007 $
Retained earnings (deficit) - Beginning of period	11,331,225	(64,796,723)
Net loss and comprehensive loss for the period	(1,479,363)	(5,917,937)
Retained earnings (deficit) - End of period	9,851,862	(70,714,660)

See accompanying notes to interim consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended March 31, 2008 $	Three-month period ended March 31, 2007 $
Cash provided by (used in)		
Operating activities		
Net loss for the period	(1,479,363)	(5,917,937)
Stock options/common shares issued for services (note 5)	71,859	168,772
Amortization	70,656	656,279
Share of net loss in equity investment	988,101	-
	(348,747)	(5,092,886)
Changes in non-cash items relating to operating activities		
Prepaid expenses	117,058	1,402,418
Accounts payable and accrued liabilities	101,284	(10,775,045)
Effects of adoption of new accounting standard	-	(885,377)
Due from affiliates and other assets	100,579	156,387
	(29,826)	(15,194,503)
Investing activities		
Restricted cash	13,242,073	-
Additions to other assets	-	(457,830)
Additions to construction-in-progress	-	(14,571,905)
Additional equity investments in Guinea Alumina	(14,000,000)	-
	(757,927)	(15,029,735)
Financing activities		
Loan payable	-	28,852,561
Proceeds from exercise of warrants	2,685,750	-
	2,685,750	28,852,561
Increase (decrease) in cash and cash equivalents during the period	1,897,997	(1,371,677)
Cash and cash equivalents - Beginning of period	20,203,943	10,894,621
Cash and cash equivalents - End of period	22,101,940	9,522,944

See accompanying notes to interim consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery (the "Project") located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina intends to accomplish this initiative through its one-third interest in Guinea Alumina Corporation, Ltd., a British Virgin Islands company, and Guinea Alumina's wholly owned Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts through a joint venture partnership with certain parties (as described in note 4, "Formation of Joint Venture").

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

2 Adoption of new accounting recommendations

Financial instruments

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments - Disclosures," describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments - Presentation," replaced Section 3861, "Financial Instruments - Disclosure and Presentation."

b) Section 3863, "Financial Instruments - Presentation," establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures," establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures, required as a result of the adoption of these standards, have been included in Note 8, Financial Instruments.

(expressed in U.S. dollars)

Future accounting standard effective January 1, 2009

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

- Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

3 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2007. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

4 Formation of joint venture

Effective May 17, 2007, Global Alumina, Global Alumina International, Ltd. ("GAI"), and Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") completed the transaction contemplated by a share subscription agreement and related agreements forming a joint venture (the "Joint Venture") to develop and operate the alumina refinery Project in the Republic of Guinea, near Sangarédi. The Company is directing substantially all of its efforts through the Joint Venture.

Upon formation of the Joint Venture, the shareholders of Guinea Alumina entered into a shareholders' agreement (the "Shareholders' Agreement") regarding the governance and conduct of the Joint Venture. On execution of the Shareholders' Agreement, the Company determined that, for accounting purposes, the contractual arrangement underlying the economic activity of the Project Company constituted joint control and recorded its remaining one-third interest investment using the proportionate consolidation method from May 17, 2007. Based on actual experience with respect to the conduct of the Project, the Company has determined that effective October 1, 2007, its relationship to Guinea Alumina changed from one of "joint

(expressed in U.S. dollars)

control" to one of "significant influence" as those terms are defined in the CICA Handbook. Accordingly, the Company has changed the method of accounting for its interests in the Joint Venture from the proportionate consolidation method to the equity method as required for investments that are subject to significant influence.

The impact of the foregoing matters on the Company's interim consolidated financial statements is summarized chronologically as follows.

For the period from January 1, 2007 to May 16, 2007 the Company's financial statements reflected Guinea Alumina on a fully consolidated basis.

For the period from May 17, 2007 to September 30, 2007 the proportionate consolidation method used by the Company resulted in the Company recognizing: (a) in its balance sheet, the Joint Venture's assets that it controlled and the Joint Venture's liabilities that it incurred; and (b) in its statement of operations, its share of income earned and expenses incurred by the Joint Venture. The above items were presented on a line-by-line basis.

Commencing October 1, 2007, the equity method of accounting used by the Company resulted in the Company recognizing: (a) in its balance sheet, the Company's investment in Guinea Alumina, consisting of the cost of the investment and the investment income or loss subsequent to September 30, 2007; and (b) in its statement of operations, its share of the net income earned by the Joint Venture. The above items are presented as single lines on the interim consolidated balance sheet and the interim consolidated statement of operations.

Supplementary information with respect to the Company's one-third interest in Guinea Alumina is also presented (see Note 7), as the Company considers such information to be meaningful to the Company's overall interim consolidated financial statements.

The Company's investment in Guinea Alumna at March 31, 2008 totals $220,629,686 and is comprised of proceeds receivable in future Installments amounting to $108,888,887 and net investment of $111,740,799. The remainder of the subscription proceeds will be paid in three additional installments due on the successful completion of specified milestones. The first and second installments, totalling an aggregate $75.55 million, are due on the earlier of the subscribers' confirmation of satisfaction that the Guinean mining concession related to the Project has been transferred from the Company to the Project Company and debt financing for the Project Company being committed. The third installment, totalling $33.33 million, is due upon the debt financing for the Project being committed.

(expressed in U.S. dollars)

5 Capital stock and other equity

Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 206,543,394 and 203,752,544 shares as at March 31, 2008 and 2007, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2007	203,752,544	238,593,736	2,790,850	-	238,593,736
Warrants exercised during 2007	105,100	105,100	(105,100)	-	105,100
Balance - December 31, 2007	203,857,644	238,698,836	2,685,750	-	238,698,836
Warrants exercised during the period	2,685,750	2,685,750	(2,685,750)	-	2,685,750
Balance - March 31, 2008	206,543,394	241,384,586	-	-	241,384,586

As at March 31, 2008, there were no share purchase warrants issued and outstanding.

Stock options

The Company has a stock option plan ("the Plan"), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Stock options granted under the Plan are limited to a maximum term of ten years.

Stock-based compensation

The Company accounts for stock options granted under its Plan using the fair value based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the three-month period ended March 31, 2008 was estimated to be $941,024. Expenses in the amount of $71,859 and $168,772 have been recognized for the three-month period ended March 31, 2008 and 2007, respectively. No stock options have been exercised as of March 31, 2008 and the unvested, unamortized fair value of stock options granted amounts to $1,115,659 (2007 - $669,674).

(expressed in U.S. dollars)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the three-month period ended March 31, 2008 were as follows:

Risk-free interest rate	3.75%
Dividend yield	N/A
Volatility factor	75%
Expected life	3 years

A summary of the status of the Company's Plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding - December 31, 2007	4,002,500	1.46
Forfeited	(6,667)	1.00
Granted	1,360,000	1.42
Outstanding - March 31, 2008	5,355,833	1.45
Exercisable - March 31, 2008	2,666,667	1.66

	Options outstanding			Options exercisable		
Range of exercise price $	Number outstanding as at March 31, 2008	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at March 31, 2008 $	Weighted average remaining contractual life	Weighted average exercise price $
1.50	960,000	1.2 years	1.50	960,000	1.2 years	1.50
1.52	25,000	1.4 years	1.52	25,000	1.4 years	1.52
2.50	750,000	1.9 years	2.50	750,000	1.9 years	2.50
1.40	482,500	2.3 years	1.40	321,667	2.3 years	1.40
1.75	45,000	2.9 years	1.75	30,000	2.9 years	1.75
1.00	1,733,333	4.2 years	1.00	580,000	3.7 years	1.00
1.42	1,360,000	4.8 years	1.42	-	-	-
	5,355,833	3.1 years	1.45	2,666,667	2.1 years	1.66

(expressed in U.S. dollars)

6 Loss per share

The computations for basic and diluted loss per common share are as follows:

	Three-month period ended March 31, 2008	Three-month period ended March 31, 2007
Net loss for the period	$(1,479,363)	$(5,917,937)
Weighted average number of shares - basic and diluted	205,648,144	203,752,500
Net loss per common share - basic and diluted	$(0.01)	$(0.03)

7 Investment in Guinea Alumina

The Company's one-third interest in the joint venture (Note 4) is summarized as follows:

	$
Cash	6,626,474
Other current assets	5,793,827
Construction-in-progress	105,352,268
Other property, plant and equipment	2,097,766
Current liabilities	(6,550,671)
Net assets	113,319,664
Revenues	50,429
Costs and expenses	(1,038,530)
Net loss	(988,101)

8 Financial instruments

Risk management disclosures

The Company is exposed to risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

(expressed in U.S. dollars)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities, and maintaining credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements.

The board of directors of Guinea Alumina has approved an interim Project budget of $110.8 million for the period from January 2008 through May 2008 towards which the Company has contributed $14 million in capital during the three months ended March 31, 2008. The Project's current schedule of approved cash calls contemplates that the joint venture partners will make additional capital contributions totalling $39 million through May 31, 2008 of which Global Alumina will be responsible for $13 million.

Management believes that its existing cash resources and future installments receivable from joint venture partners will be adequate to support these financial liabilities as well as the current accounts payable of $931,324 as at March 31, 2008.

Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash denominated in Canadian dollars and, formerly, Guinean francs, and accounts payable denominated in foreign currencies. As at March 31, 2008, assets, consisting principally of cash denominated in Canadian dollars, totalled $22,672 and in Guinean francs totalled $nil. The Company does not enter into arrangements to hedge its foreign currency risk as the foreign currency risk is not material to the Company's interim consolidated financial statements.

Interest rate exposure

The Company does not have significant exposure to interest rate fluctuations.

Derivative financial instruments

The Company does not have any exposure to derivative financial instruments.

9 Capital risk management

The Company manages its capital to ensure that there are adequate capital resources for the purpose of meeting its obligations under the Joint Venture. The capital structure of the Company consists of capital stock. The basis for the Company's capital structure is dependent on the Company's share of the expected commitments with respect to the construction of the alumina refinery project.

(expressed in U.S. dollars)

10 Related party transactions

During the three-month period ended March 31, 2008, the Company had the following related party transactions:

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the "Project"). In addition, the Company agreed to reimburse certain overhead expenses incurred by Karalco in respect thereof, including office facilities and administrative staffing. The Company and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company pays Karalco $60,000 per month. As of May 17, 2007, the Joint Venture (Note 4) reimburses the Company for this monthly retainer. Karalco is also eligible to participate in the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco would be entitled to a minimum payment equal to $1,440,000. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The cost, including the monthly retainer and reimbursement of certain overhead expenses, for the three-month period ended March 31, 2008 totalled $196,000 (2007 - $187,400), of which $180,000 (2007 - $nil) was reimbursed by the Joint Venture.

Per terms of the Shareholders' Agreement (see Note 4), the Company has been reimbursed, for the three-month period ended March 31, 2008, $75,000 (2007 - $nil) related to the salary costs of certain individuals that are billed back to the Joint Venture at cost.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of the Company's shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles agreed that the Herakles Agreement is retroactively effective from January 1, 2006. In August 2007, the Herakles Agreement was amended to provide an annual payment of $250,000 effective from January 1, 2007. Herakles is also eligible to participate in the Company's employee stock option plan. In the event the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles would be entitled to a minimum payment equal to $500,000.

The cost attributable to the Herakles Agreement for the three-month period ended March 31, 2008 totalled approximately $62,500 (2007 - $50,000).

Mr. Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which provided, until May 17, 2007, professional services to the Company. Sithe Global was reimbursed at cost. The total

(expressed in U.S. dollars)

charge for the three-month period ended March 31, 2008 was approximately $nil (2007 - $42,400). Formerly, the President of Sithe Global provided consulting services to the Company at a rate of $15,000 per month. Those services terminated as of May 31, 2007. Additionally, the Company formerly provided, at cost, professional services to Sithe Global. Charges for the three-month period ended March 31, 2008 were $nil (2007 - approximately $3,800).

Since December 2005, the Company has shared office space with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs charged to Sithe Global by the Company for the three-month period ended March 31, 2008 totalled approximately $177,900 (2007 - $182,200).

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al Awar, a director of the Company until April 25, 2007, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company were also parties to each of the Shareholders' Agreement, the Framework Agreement and the Loan Facility Agreement (as defined and described under Note 4).

Until April 25, 2007, Mr. Mehdi Dazi was a director of the Company and Chief Executive Officer, Investments, for EIIC, a shareholder of the Company. EIIC and the Company are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

A former employee who left the Company during 2007 performed certain services and incurred certain expenses paid by the Company for Herakles Telecom, a company in which certain of the Company's officers are shareholders. The arrangement terminated effective December 31, 2007. For the three-month period ended March 31, 2008, $nil (2007 - approximately $41,400) was billed at cost to Herakles Telecom related to these expenses.

Amounts due to affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

On July 19, 2004, the Company entered into a consulting agreement with Bernard Cousineau with respect to his services as President of the Company. On April 25, 2007, Mr. Cousineau stepped down as President of the Company. Effective June 1, 2007, Mr. Cousineau's agreement was amended to reflect his current services as Senior Operations Advisor and director the Company as well as Vice-President and director of Aluminpro. Mr. Cousineau's consulting agreement provides a monthly retainer of $5,000 paid in equal portions by the Company and Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro in such year. Mr. Cousineau also receives a fee for his services as a director of the Company. As of June 1, 2007, the Company has also amended its consulting agreements with each of Ian Porteus, the Senior Technical Advisor to the Company and Vice-President and director or Aluminpro, and Brian Gallagher, the Business Manager, Secretary and Treasurer of Aluminpro. Mr. Porteus' consulting agreement provides a monthly retainer of

(expressed in U.S. dollars)

$8,500 paid one-third by the Company and two-thirds by Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro. Mr. Gallagher's consulting agreement provides a monthly retainer of $8,663 paid by Aluminpro and an annual incentive payment of 5% of the profits realized by Aluminpro.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results of operations and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the audited annual consolidated financial statements for the year ended December 31, 2007, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is May 12, 2008.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation and its assets and interests, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: the achievement of milestones set out in the Subscription Agreement (as defined below); the decisions of the joint venture with respect to the conduct of the Project (as defined below); the approval of a development plan based on the bankable feasibility study conducted on the Project and the making of a decision by the joint venture partners to proceed with the development of the Project; expectations regarding the debt financing of the Project, the terms, timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the Project; the timing of refinery construction and mine start up; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay in fulfilling the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Corporation; the limited control by the Corporation of the assets and operations of the Project and its inability to make major decisions with respect to the Project without agreement from the other joint venture partners; the

requirement that the Corporation hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Corporation may need to seek additional financing to fund corporate expenses; a delay in finalizing financing for the Project; the amount of such financing being insufficient to fund the Project to complete development; the inability of the Corporation to raise sufficient financing to fund its share of the development costs of the Project; the possibility that the Corporation's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; material inaccuracies in the cost estimates and time estimates for development of the Project; a decision by the joint venture partners not to proceed with the Project after the development plan has been finalized; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on an interest in a single asset; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials and certain other factors related to the Project discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 27, 2008.

The forward looking information contained in this discussion is based on the following principal assumptions: that the data, estimates and projections in the bankable feasibility study of the Project are within the range of accuracy suggested therein; that the joint venture partners will agree on a final schedule for development of the Project and will make a decision to proceed with the Project upon delivery of a final development plan; that issues relating to the Mining Concession title will be resolved to the satisfaction of the joint venture partners and Project lenders; that general economic conditions will not become adverse to the completion of financing for the Project and will have no material adverse impact on the Project; that the negotiations with prospective Project lenders and between the prospective Project lenders and the Guinean government will be successfully concluded by the end of 2008; that the bidding process for contracted work in connection with the Project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the development plan for the Project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant and that the future political and economic climate in Guinea has no material adverse effect on the Project. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this discussion. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances, except as required by applicable law.

Business of Global Alumina

Global Alumina's principal asset is its one-third equity interest in Guinea Alumina, held through its wholly-owned subsidiary, Global Alumina International Ltd. ("GAI"). Guinea Alumina's

business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary infrastructure (the "Project"), through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.).

Global Alumina's business was originated by its predecessor, GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands corporation incorporated on July 21, 1999, until May 25, 2004 when GAPCO completed a share exchange transaction by plan of arrangement with PL Internet Inc., which thereafter changed its name to Global Alumina Products Corporation and continued on May 26, 2004 as a New Brunswick corporation. The Corporation subsequently changed its name to Global Alumina Corporation on April 29, 2005. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the board of directors of the Corporation (the "Board") to be necessary or complementary in connection therewith including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro").

On April 27, 2007, the Corporation, GAI, Guinea Alumina and the Subscribers (as defined below) entered into a Subscription Agreement (as defined below) under which the Subscribers agreed to subscribe for, collectively, a two-thirds equity interest in Guinea Alumina with GAI retaining a one-third interest. The initial issuance of the two-thirds interest was effective May 17, 2007 ("Completion") when the Subscribers made an aggregate initial payment of approximately $151.1 million for their equity interests in Guinea Alumina. The remaining $108.9 million of the aggregate $260 million total subscription price is payable in three instalments, none of which have been received to date. The first and the second deferred payments, totalling an aggregate $75.55 million, are due upon the earlier of the Subscribers' confirmation of satisfaction that the Mining Concession (as defined below) has been transferred from the Corporation to the Project Company and debt financing for the Project being committed. Although an order was issued by the Guinean Minister of Mines and Geology on November 16, 2006 to transfer the Mining Concession to the Project Company, one of the Subscribers requires additional assurances with respect to the Mining Concession. The Corporation believes that the issue will be resolved in conjunction with debt financing of the Project and that the Subscribers will meet their obligations under the Subscription Agreement.

A third deferred payment in the amount of approximately $33.33 million is due upon the debt financing for the Project being committed, bringing the total subscription price to $260 million. Commitments for final debt financing of the Project are expected to be in place by September 2008.

Basic Agreement and Mining Concession

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Basic Agreement was amended to modify certain terms, including changing the 15 year corporate tax exemption to a schedule of fixed annual payments beginning on the commencement of operation of the Project. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law and on January 23, 2006, the Government of Guinea issued a decree granting the Mining Concession in the name of Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Tripartite Agreement contemplates that the Mining Concession will revert to the Government of Guinea if Guinea Alumina does not realize the refinery within six years of the publication of the decree granting the Mining Concession to Global Alumina, and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if such transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. Any such reversion would be governed by the procedures established under the Mining Code and the Basic Agreement.

At the request of the Corporation, an order was issued by the Minister of Mines and Geology on November 16, 2006 to transfer the Mining Concession to the Project Company. On March 5, 2007 the Government of Guinea issued a letter confirming notice of the joint venture transaction (as described below) and its non-objection thereto pursuant to the Basic Agreement.

The Project Company is in the process of finalizing the accounting and tax exhibit to the Basic Agreement (the "Tax Exhibit") and the other remaining exhibits to the Basic Agreement regarding the construction, operation and use of port facilities, a container terminal, railway and other ancillary infrastructure to be used by the Project in Kamsar. On execution of the remaining exhibits to the Basic Agreement, which is expected in 2008, the Project Company will make a $1.5 million advance payment to the Guinean government with respect to mining royalties. The Project Company will make an additional $5.0 million advance royalty payment by the end of 2009 in connection with the bauxite that will be mined from the Mining Concession and

converted to alumina by the Project. The advance royalties will be offset from royalties owing in the first three years of refinery operations. Additionally, pursuant to the Tax Exhibit the Project Company will be subject to a schedule of fixed annual lump sum tax payments beginning on the commencement of operation of the Project of (i) $5,000,000 per year for the first five years of production, (ii) $8,000,000 per year for the next five years of production and (iii) $12,500,000 per year for years 11 to 15 of production. Annual lump sum tax payments will be tax deductible charges for the purpose of computing taxable profits. The fixed annual payments will be accumulated and deferred over taxable profits starting the first fiscal year following the expiry of the 15 year period.

Joint Venture Transaction Summary

On April 27, 2007, the Corporation, GAI, Guinea Alumina, The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala", Mubadala, BHP Billiton and DUBAL together being the "Subscribers") entered into a subscription agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, on Completion, Guinea Alumina issued fractional interests in the equity capital of Guinea Alumina to the Subscribers which resulted in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala. The Subscribers paid Guinea Alumina a combined initial subscription price of approximately $151.1 million which was distributed by Guinea Alumina to GAI. Completion entailed five steps: (1) subscription by Subscribers for shares of Guinea Alumina ($151,111,113); (2) distribution to GAI of the subscription proceeds ($151,111,113); (3) subscription pro rata by all shareholders for preferred shares the proceeds of which were to be used to repay loans made by the Subscribers and fund Guinea Alumina expenditures budgeted for April and May 2007 ($80,054,896; $55,358,896 of which was used to repay Subscriber loans and $24,696,000 used for Guinea Alumina's budgeted costs); (4) repayment by Guinea Alumina of Subscriber loans ($55,353,896); and (5) repayment by GAI of that portion of Subscriber loans deemed to be GAI's responsibility ($4,360,027). As a result of this netting at Completion, GAI received net proceeds of $120,066,121, of which $101,759,481 was deposited in the escrow account and $18,306,640 of which remained freely available. Completion resulted in the effective sale by GAI of a two-third interest and retention by GAI of a one-third interest in Guinea Alumina, an increase in GAI's capital account in Guinea Alumina of $26,684,965, and a debt-free Guinea Alumina with $24,696,000 cash infusion. A copy of the Subscription Agreement is available under the Corporation's reference page at www.sedar.com.

The Subscribers have not made the first and second deferred subscription payments of approximately $75.55 million in aggregate pursuant to the Subscription Agreement. Although an order was issued by the Guinean Minister of Mines and Geology on November 16, 2006 to transfer the Mining Concession to the Project Company, one of the Subscribers requires additional assurances with respect to the Mining Concession. The Corporation believes that the issue will be resolved in conjunction with debt financing of the Project and that the Subscribers will meet their obligations under the Subscription Agreement.

Pursuant to the Subscription Agreement, the Subscribers will collectively pay a combined third deferred subscription price of approximately $33.33 million within five business days of the date

of a binding commitment for final debt financing of the Project. The Corporation expects Guinea Alumina to achieve this milestone by September 2008 and that payment of the third deferred subscription price will then be made.

GAI has deposited 85% of the subscription payments into an escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement and any warranty and indemnity obligations that may arise under the Subscription Agreement. GAI and the Corporation have granted a security interest over the escrow account to Citibank N.A., as security agent, in respect of their obligations under the Subscription Agreement.

On the day of Completion GAI contributed capital to the joint venture totalling \$26,684,965. Subsequently, GAI has contributed capital to the joint venture totalling approximately \$32.55 million using funds from the escrow account. At May 12, 2008, the Corporation had approximately \$72.95 million in its escrow account and \$21.20 million of unrestricted cash.

Off-take Agreements

On May, 17, 2007, the Project Company entered into an off-take agreement on similar terms and at the same price with each shareholder of Guinea Alumina for each shareholder's proportionate share of all available alumina production from the Project. Prior existing alumina commitments of the Project Company under the 2006 off-take agreement with Glencore International AG ("Glencore") for 420,000 tonnes per year and the 2005 agreement with DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement have been allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

The 2005 agreement between DUBAL and the Project Company is a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

The 2006 agreement between Glencore and the Project Company is a 20 year purchase and sale agreement on a take or pay basis for 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage is fixed for the life of the contract.

On December 7, 2001, a predecessor to the Corporation granted an option to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. In February 2007, Mitsubishi exercised its option and Global Alumina entered into negotiations with Mitsubishi regarding the potential terms of a supply agreement. The parties did not reach an agreement and discussions were discontinued.

On October 30, 2001, a predecessor to the Corporation granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. Under an amendment agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni

agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Accounting for Investment in Joint Venture

Upon formation of the joint venture, the shareholders of Guinea Alumina entered into a shareholders' agreement (the "Shareholders' Agreement") regarding the governance and conduct of the joint venture. On execution of the Shareholders' Agreement, the Corporation determined that, for accounting purposes, the contractual arrangement underlying the economic activity of the Guinea Alumina constituted joint control and recorded its remaining one-third interest investment using the proportionate consolidation method from May 17, 2007. Based on actual experience with respect to the conduct of the Project, the Corporation has determined that effective October 1, 2007, its relationship to Guinea Alumina changed from one of "joint control" to one of "significant influence" as those terms are defined in the Canadian Institute of Chartered Accountants ("CICA") Handbook. Accordingly, the Corporation has changed the method of accounting for its interests in the Guinea Alumina from the proportionate consolidation method to the equity method as required for investments that are subject to significant influence.

The impact of the foregoing matters on the Corporation's financial statements is summarized chronologically as follows.

For the period from January 1, 2007 to May 16, 2007 the Corporation's financial statements reflected Guinea Alumina on a fully consolidated basis.

For the period from May 17, 2007 to September 30, 2007 the proportionate consolidation method used by the Corporation resulted in the Corporation recognizing: (a) in its balance sheet, the joint venture's assets that it controlled and the joint venture's liabilities that it incurred; and (b) in its statement of operations, its share of income earned and expenses incurred by the joint venture. The above items were presented on a line-by-line basis.

Commencing October 1, 2007 the equity method of accounting used by the Corporation resulted in the Corporation recognizing: (a) in its balance sheet, the Corporation's investment in Guinea Alumina, consisting of the cost of the investment and the investment income or loss subsequent to September 30, 2007; and (b) in its statement of operations, its share of the net income eared by the joint venture. The above items are presented as single lines on the interim consolidated balance sheet and the interim consolidated statement of operations.

Supplementary information with respect to the Corporation's one-third interest in Guinea Alumina is presented in the note 7 of the interim consolidated financial statements, as the Corporation considers such information to be meaningful to the Corporation's overall financial statements.

Completion of the joint venture transaction described above involved the issuance by the Corporation's then subsidiary, Guinea Alumina, of its own shares to interests outside the

consolidated group. Under Canadian generally accepted accounting principles, shareholders' equity transactions with interests outside the consolidated group have the following accounting consequences. The issue of equity securities by the subsidiary decreases the proportionate interest of the parent company. The change in the parent's share of the subsidiary's net identifiable assets as a result of the equity issuance is, from the point of view of the parent company, similar to the change that arises on the sale by a parent of some of its holdings in a subsidiary and is therefore accounted for as an income item. This involves reducing the carrying value of the investment and reporting a gain or loss on deemed disposal – such an amount is commonly referred to as dilution gain. The Corporation's determination of the dilution gain and the associated cash flow impact to March 31, 2008 is $151,491,767 of which $88,046,498 has been recognized in income. The remaining dilution gain of $63,445,269 has been deferred pending achievement of certain defined milestones.

Selected Quarterly Information (unaudited)

	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended September 30, 2007	Quarter ended June 30, 2007	Quarter ended March 31, 2007	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006
Total revenues (dilution gain, interest and fee income)	$1,029,302	$1,327,403	$1,532,692	$88,822,908	$37,011	$80,701	$259,328	$632,660
Net income (loss)	($1,479,363)	$32,158	($2,275,693)	$84,289,420	($5,917,937)	($6,214,878)	($4,432,596)	($5,014,005)
Net income (loss) per share	($0.01)	$0.00	($0.01)	$0.41	($0.03)	(0.03)	(0.02)	(0.03)

Results of Operations

Global Alumina has reported operating losses since inception and to date has not earned any revenue, except interest income, dilution gain on issuance of shares by Guinea Alumina and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina. Global Alumina expects to continue to sustain operating losses in the future as its principal asset, its one-third equity interest in the Project, is expected to generate no alumina sales revenue prior to 2012 at the earliest.

Global Alumina's operations for the three months ended March 31, 2008 produced a net loss of ($1,479,363) or ($0.01) per share (2007 – ($5,917,937) or ($0.03) per share). Interest income for the three months was $963,904 (2007-$181) due to higher cash balances resulting from the sale of the two-thirds interest in the joint venture.

The "Breakdown of Expenses" table which follows provides a summary analysis of the expenses of the Corporation for the three months ended March 31, 2008 compared to the corresponding period in 2007. The column for the three months ended March 31, 2007 reflects the Corporation's expenses on a fully consolidated basis. The column for the three months ended

March 31, 2008 reflects the Corporation's one-third interest in the joint venture accounted for by the equity method.

Breakdown of Expenses

Expenses	**Three months ended March 31, 2008**	**Three months ended March 31, 2007**
Professional fees	$551,671	$1,831,648
General and administrative	$898,237	$3,467,021
Amortization	$70,656	$656,279
Total expenses	**$1,520,564**	**$5,954,948**

Professional fees include expenses relating to consulting, legal, financing, tax and accounting services. Professional fees for the three months ended March 31, 2008 decreased $1,279,977 or 70% from the same period in 2007 primarily due to the change in consolidation methodology in 2008 versus 2007. In addition, the first quarter of 2007 included $1.1 million of legal fees regarding negotiation of the formation of the Guinea Alumina Project joint venture and legal matters attributable to the Project Company.

General and administrative expenses for the three months ended March 31, 2008 decreased $2,568,784 or 74% from the comparable period in 2007 due to the change in consolidation methodology. The significant components include salaries, travel and living expenses, directors' remuneration, stock option expenses, insurance, telecommunications, and healthcare. In 2007, general and administrative expenses also included Guinea in country operating expenses and interest expense. Stock option expense in the first quarter of 2008 was $71,859 compared to $168,772 in the first quarter of 2007. Directors' remuneration included $100,000 of directors' fees.

Capital Expenditures

On March 18, 2008, the board of directors of Guinea Alumina approved an interim work plan and budget of $110.8 million for the period from January 2008 through May 2008. Guinea Alumina has capitalized into construction in progress $316.1 million from inception through May 12, 2008 of which $32.2 million was incurred in the first quarter of 2008.

Guinea Alumina began construction works (and capitalizing direct engineering and construction costs) in December 2004 on certain elements of the Project deemed to be the most valuable toward controlling future costs and maintaining schedule advantages ("enabling works"), pending completion of the financing required to complete its development plan. These early-stage, enabling works included construction, operation and subsequent expansion of a pioneer construction camp, construction of resettlement housing and related social facilities, dredging the port areas in Kamsar, land-filling and maintenance of the port terminal site, road construction to the refinery, quarry and township sites (and ongoing maintenance), construction of a new, heavy-duty bridge at Boké, quarry development and construction, rail spur earthworks, cutting, filling

and piling work at the refinery site, bauxite sampling and mine development work. Upon Completion of the joint venture in May 2007, Guinea Alumina's shareholders, including Global Alumina, agreed to perform a bankable feasibility study of the Project according to BHP Billiton's standards, and to continue the enabling works construction program pending conclusion of the feasibility study and preparation by the Project management team of a development plan.

The feasibility study was delivered to the joint venture board on March 13, 2008. It confirmed the economic viability of the Project and recommended approval by the joint venture partners to proceed to the execution phase. The feasibility study will form the basis for the Project development plan which will also include a detailed timetable for implementation as well as a financing plan and associated equity drawdown schedule from June 2008 forward. The development plan is expected to be finalized and tabled for approval by Guinea Alumina's board of directors in June 2008. The current draft development plan schedule contemplates:

- notice to proceed under an engineering, procurement and construction management contract in the third quarter of 2008 with preliminary work, together with orders for long lead items, continuing and ramping up substantially in June 2008 in order to preserve the Project's construction schedule
- first concrete to be poured at the refinery site by February 2009
- completion of the Kamsar container quay in March 2009
- Kamsar bulk material import and alumina export quay ready to receive imported material in June 2011
- steam and power substation operational in September 2011
- the startup process transitioning from the construction phase into the operating phase commencing in late 2011 with bauxite first fed into the first refinery line around yearend 2011, first alumina shipments there from and bauxite first fed into the second refinery line following three months thereafter and shipments from the second refinery line beginning three months after that
- full operation of refinery at capacity by the end of April 2012

Though the refinery, configured initially with two processing lines, is expected to be initially capable of producing 3.3 million metric tons annually within 18 months of start up, its annual production capacity is expected to reach the refinery's nominal capacity of 3.6 million metric tons as a steady state within five years and gradually increase to a capacity of 3.95 million metric tons through its life as the operating staff gain experience. The refinery layout is configured to accommodate a third processing line which would increase the refinery's total nominal capacity to over 5.4 million metric tons per year. Current benchmarking against existing global refining capacity shows the refinery's projected cash operating costs to be among the world's lowest 10%.

The $110.8 million interim budget through May 2008 included $40.6 million towards continued site works and development including work on the container quay at the port in Kamsar, $27 million in engineering, procurement and construction management services provided by Bechtel

and its subcontractors, $22.9 million in corporate and staffing costs through the period and $14.5 million contingency. Project activities through the period have concentrated and will concentrate on:

- finalization of the bankable feasibility study and the issuance of an independent engineers' report on the Project;
- finalization of the Tax Exhibit, infrastructure agreement, port agreement and operations agreement exhibits to the Basic Agreement;
- finalization of geotechnical test work at the refinery site, commencement of production piling, continuation of terracing and bulk earthworks and further geotechnical investigations of the Kamsar port area;
- completion of rail spur earthworks and the commencement of construction of the railway bridge;
- completion of the pioneer camp expansion and design of a 400 bed camp at the refinery site;
- design and commencement of construction of the container quay at Kamsar;
- negotiations with contractors and preparation of procurement packages for vendors in anticipation of mobilization on the joint venture partners making a decision to proceed with the Project;
- initiation of Project communications infrastructure and systems;
- inauguration and hand-over ceremony of the Boké bridge to the Government of Guinea.

During 2008, the joint venture partners have contributed capital of $42 million towards the approved interim budget with Global Alumina contributing its $14 million one-third share. The board of directors of Guinea Alumina approved a schedule of capital calls through May 2008 to fund these expenditures. The schedule contemplated capital calls to the joint venture partners of $18 million in April and $21 million in May (of which Global Alumina would be responsible for its one-third share). Guinea Alumina has yet to issue the previously forecasted April capital call and is re-assessing its capital call forecast in the context of the development plan which is being prepared and is expected to be presented to the board of directors of Guinea Alumina for approval in June 2008.

Based on projections provided by the Project management team, the Corporation currently expects the total construction costs of the Project at completion to be approximately $5.21 billion including $431 million of costs expected to be incurred from inception through to the approval of the development plan. The actual cost of the development of the Project will depend on the negotiation of construction contracts, debt financing arrangements and other factors. The Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina.

The Project is a large, complex undertaking that requires substantial engineering, construction and operating expertise. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

The Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures.

At March 31, 2008, the Corporation had a working capital surplus of $31,848,417 compared to a working capital surplus of $43,511,414 at December 31, 2007 and a working capital deficiency of $46,633,625 as at March 31, 2007. In the first quarter of 2008, the Corporation received $2,685,750 from the exercise of warrants and contributed a $14 million cash call to Guinea Alumina. Prepaid expenses decreased 9% between December 31, 2007 and March 31, 2008 to $1,228,583. The March 31, 2008 balance includes $1.2 million of prepaid rent related to the New York office and minimal prepaid insurance. Accounts payable and accrued liabilities increased $0.1 million during the quarter to $0.9 million at March 31, 2008.

At March 31, 2008, the Corporation had unrestricted cash of $22.1 million and restricted cash totalling $72.8 million in an escrow account for future Project capital calls and to fund any warranty and indemnity obligations that may arise under the Subscription Agreement. At May 12, 2008 the Corporation had unrestricted cash of $21.2 million and restricted cash totalling $73.0 million. The Corporation expects that the unrestricted funds will be sufficient to enable it to meet its corporate operating expense requirements through 2012 and that the escrowed funds will be sufficient to fund its one-third share of Project equity requirements at least through to finalization of debt financing for the Project.

The Project is in the process of raising approximately $1.8 billion to $2.55 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the joint venture partners may also participate in the Project lending syndicate.

The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. Project debt commitments are expected to be finalized by September 2008 with financial closing anticipated to follow by the fourth quarter of 2008. Prospective lenders are seeking direct agreements with key contractors for the Project as well as with the Government of Guinea. Negotiations for a direct agreement between Project lenders and the Government of Guinea are expected to be completed by the fourth quarter 2008 and a definitive agreement executed concurrently with the close of debt financing arrangements for the Project. Such a direct agreement with the Government of Guinea would be a condition to financing. Prospective Project lenders are also expected to seek guarantees from each of the Subscribers and Global Alumina with respect to completion of the Project. Such guarantees would be of a several nature and Global Alumina would be expected to guarantee cost overruns in proportion to its one-third

interest in the Project. Global Alumina may be required to provide cash collateral as partial security for any such guarantee at financial closing.

The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Project's assets. This may limit the universe of lenders willing to lend or may increase the borrowing costs or otherwise result in more onerous financing terms. Management of the Corporation believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process. However, there is no assurance that Guinea Alumina will secure sufficient financing on terms and conditions acceptable to it or at all.

The approximately $2.55 billion to $3 billion of capital required to complete the Project over and above the amount expected to be raised in the Project debt financing will have to be funded through additional equity contributions by the joint venture partners. To fund its one-third share of this cost the Corporation will be required to raise substantial additional financing in the form of debt or equity. Any such equity financing may result in substantial dilution to the holdings of existing shareholders. There is a risk that debt or equity financing in the amounts required will not be available on favourable terms, or at all. If the Corporation is unable to raise additional financing, its interest in the Project will be diluted.

Contractual Commitments

The board of directors of Guinea Alumina has approved an interim Project budget of $110.8 million for the period from January 2008 through May 2008 towards which the joint venture partners have contributed $42.0 million in capital to May 12, 2008. The Project's current schedule contemplated additional capital calls to the joint venture partners before May 31, 2008 totalling $39 million, of which the Corporation would be responsible for its one-third share. Guinea Alumina has not yet issued any further capital calls and is re-assessing its capital call forecast in the context of the development plan which will be presented to the board of directors of Guinea Alumina for approval in June 2008..

All Project related contracts were novated by the joint venture as of May 17, 2007 and, as a consequence, are no longer direct contractual commitments of the Corporation.

No letters of credit were outstanding as of the date hereof.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project prior to implementation of the joint venture with the Subscribers. Each is described below.

The Mitsubishi Subscription Agreement

Under an agreement entered into by a predecessor of the Corporation in 2001 and assumed by the Corporation following the arrangement with PLI Internet Inc. in 2004, Mitsubishi has an

option to purchase an underdetermined number of common shares of the Corporation, exercisable upon Financial Closure (as defined in the agreement), at a price per share equal to the fair market value of the common shares at Financial Closure as agreed by the parties. Financial Closure is defined as the date on which all conditions precedent under the credit and security documents evidencing the debt financing arrangements for the Project have been satisfied or waived and funds are available for disbursement thereunder.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and issued to DUBAL 10,000,000 common shares at $2.00 per share on September 30, 2005. Pursuant to the agreement, DUBAL also has the right to subscribe for additional common shares constituting 25% of the Corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription"). On April 27, 2007, the Corporation and DUBAL entered into an agreement providing that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored and will be exercisable provided that DUBAL first transfers to GAI all of its interest in Guinea Alumina. Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Board prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board in November 2005.

The EIIC Subscription Agreement

Under a subscription agreement with Emirates International Investment Corporation LLC ("EIIC") dated August 16, 2005 and amended September 26, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at March 31, 2008 or at December 31, 2007.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2007. The policies described below have the most significant effect in the preparation and presentation of the Corporation's consolidated financial statements.

As described under "Accounting for Investment in Joint Venture", effective May 17, 2007 the Corporation changed its method of accounting for Guinea Alumina and the Project Company from full consolidation to proportionate consolidation and on October 1, 2007, based on actual experience with respect to the conduct of the Project, the Corporation changed its method of accounting from the proportionate consolidation method to the equity method.

Development Costs

Based on the criteria set out in CICA Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its past development costs should be expensed.

Investments

The Corporation accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Corporation's share of earnings or losses of the investee companies and reduced by dividends received, if any. Carrying values of investments would be reduced to estimated market values if there was other than a temporary decline in the value of the investment; such reduction would be recorded in the statement of operations.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

New standards adopted - Financial Instruments and Comprehensive Income

The Corporation adopted these new standards effective January 1, 2008. CICA Handbook Sections 3862, "Financial Instruments – Disclosures", 3863, "Financial Instruments – Presentation" and 1535, "Capital Disclosures".

Future Standards

Effective January 1, 2009 the CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new alumina refinery

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 206,543,394 common shares were issued and outstanding as at March 31, 2008 and 206,543,394 common shares are issued and outstanding as of the date hereof.

Share Purchase Warrants

During the year ended December 31, 2007, 105,100 warrants were exercised for cash proceeds of $105,100. During the three months ended March 31, 2008, 2,685,750 warrants were exercised at an exercise price of $1 each for cash proceeds of $2,685,750. The exercised warrants represent all of the outstanding warrants of the Corporation. There are no share purchase warrants outstanding as at the date hereof.

Employee Stock Options

On March 27, 2008 the Board awarded 1,360,000 options to employees and consultants of the Corporation in recognition of their efforts on behalf of the Corporation in 2007. The options are exercisable at $1.42 for one common share, vest in equal portions over three years and expire in

five years. During the quarter, 6,667 options were forfeited by a person who is no longer an eligible participant in the Corporation's stock option plan.

As of March 31, 2008, 5,355,833 options are outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. No options have been exercised. Ten million common shares have been reserved for issuance under the stock option plan. Options for 4,644,167 common shares remain available for future issuance. The following table summarizes the expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
960,000	960,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	750,000	Nil	March 10, 2010	$2.50
482,500	321,667	160,833	July 25, 2010	$1.40
45,000	30,000	15,000	March 7, 2011	$1.75
1,733,333	580,000	1,153,333	December 11, 2011	$1.00
1,360,000	Nil	1,360,000	March 27, 2013	$1.42

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $71,859 (2007 - $168,772) has been recognized in the financial statements for the three months ended March 31, 2008.

On April 25, 2007 the Board resolved to preserve previously granted and unexpired stock options of certain employees of the Corporation or its affiliates that would otherwise have terminated on the consummation of the joint venture transaction. On December 19, 2007 the Board additionally preserved previously granted and unexpired stock options of a former consultant to the Corporation that was contracted by Guinea Alumina. Existing granted options that have been preserved will expire in accordance with their terms. The holders of such options are ineligible to receive additional options.

Related Party Transactions

Related party transactions are disclosed in Note 10 to the unaudited interim financial statements for the three months ended March 31, 2008 and are summarized below.

Due to its rights under the DUBAL Subscription Agreement, DUBAL was treated as a related party of the Corporation under Ontario securities law in connection with the joint venture transaction.

On October 9, 2006, the Board approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project. The Corporation and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, Karalco is entitled to a $60,000 monthly retainer. Bonuses may be paid under the Karalco Agreement based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. As of May 17, 2007, the joint venture reimburses the Corporation for this monthly retainer. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000 of which Guinea Alumina, has agreed to pay one-half and the Corporation would be responsible for the other half. The total payments with respect to the monthly retainer for the three months ended March 31, 2008 amounted to $180,000 (2007 - $180,000) of which $180,000 (2007 - $nil) was reimbursed by Guinea Alumina. Since February 1, 2006, Karalco has been reimbursed an amount for office expenses. The cost of such office expenses for the three months ended March 31, 2008 totalled approximately $16,000 (2007 - $7,400).

The Corporation has been reimbursed for the three months ended March 31, 2008 $75,000 (2007 - $nil) related to the salary costs of Tony McCabe, the Senior Vice President and Project Director of the Corporation, that is billed back to Guinea Alumina at cost for his services in connection with the Project.

On October 9, 2006, the Board approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles agreed that the Herakles Agreement would be retroactively effective from January 1, 2006 and Herakles would be paid $200,000 per annum for Mr. Wrobel's services. In August 2007, the Herakles Agreement was amended to increase the annual payment to $250,000, effective from January 1, 2007. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $500,000. The total cost attributable to the Herakles Agreement for the three months ended March 31, 2008 amounted to approximately $62,500 (2007 - $50,000).

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global") which provided at cost until May 17, 2007 professional services to the Corporation. The total charge for the three months ended March 31, 2008 was $nil (2007 – approximately $42,400). Formerly, the President of Sithe Global provided consulting services to the Corporation at a rate of $15,000 per month. These services terminated as of May 31, 2007. Additionally, the Corporation formerly provided, at cost, professional services to Sithe Global. Charges for the three month period ended March 31, 2008 were $nil (2007 – approximately $3,800).

Sithe Global also reimburses the Corporation for its *pro rata* share of occupancy expenses for use of the Corporation's office space at 245 Park Avenue, New York. Occupancy costs charged to Sithe Global for the three months ended March 31, 2008 totalled approximately $177,900 (2007 - $182,200).

On July 19, 2004, the Corporation entered into a consulting agreement with Bernard Cousineau with respect to his services as President of the Corporation. On April 25, 2007, Mr. Cousineau stepped down as President of the Corporation. Effective June 1, 2007, Mr. Cousineau's agreement was amended to reflect his current services as Senior Operations Advisor and director of the Corporation as well as Vice President and director of Aluminpro. Mr. Cousineau's consulting agreement provides a monthly retainer of $5,000 paid in equal portions by the Corporation and Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro in such year. Mr. Cousineau also receives a fee for his services as a director of the Corporation.

As of June 1, 2007, the Corporation also amended its consulting agreements with each of Ian Porteus, the Senior Technical Advisor to the Corporation and Vice President and director of Aluminpro, and Brian Gallagher, the Business Manager, Secretary and Treasurer of Aluminpro. Mr. Porteus' consulting agreement provides a monthly retainer of $8,500 paid one-third by the Corporation and two-thirds by Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro. Mr. Gallagher's consulting agreement provides a monthly retainer of $8,663 paid by Aluminpro and an annual incentive payment of 5% of the profits realized by Aluminpro.

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL. Dr. Abdulrahman Al-Awar, a former director of the Corporation who stepped down on April 25, 2007, is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement. See "Financing Agreements – The DUBAL Subscription Agreement". DUBAL and the Corporation are also parties to each of the Subscription Agreement and DUBAL Off-take Agreement. See "Liquidity and Capital Resources" and "Business of Global Alumina – Joint Venture Transaction Summary".

A former employee who left the Corporation during 2007 performed services and incurred certain expenses, which the Corporation paid, for Herakles Telecom, a company in which certain of the Corporation's officers are shareholders. The arrangement terminated effective December 31, 2007. Herakles Telecom reimburses the Corporation for these charges at cost. For the three months ended March 31, 2008, $nil (2007 – approximately $41,400) was billed to Herakles Telecom.

A former employee who left the Corporation in 2007 incurred certain expenses, which the Corporation paid, for SEACOM Ltd. ("SEACOM"), a company in which certain of the Corporation's officers are shareholders. This arrangement terminated in February 2008. Currently, an employee of the Corporation performs services and incurs certain expenses, which the Corporation pays, for SEACOM. SEACOM reimburses the Corporation for these charges at cost. Amounts charged to SEACOM by the Corporation for the three months ended March 31, 2008 were approximately $9,900 (2007 - $nil).

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand. The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation's principal asset is its one-third equity interest in Guinea Alumina, a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors relating to the Project are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 27, 2008. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and adversely affect Guinea Alumina's business, financial condition, results of operations and growth strategy, and consequently the Corporation.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

On May 17, 2007 as a result of Completion of the joint venture transaction, the Corporation retained an indirect one-third equity interest in Guinea Alumina. On Completion GAI, Guinea Alumina and the Subscribers entered the Shareholders' Agreement which provides for the governance and management of Guinea Alumina and the Project. Although the Corporation exerts significant influence over Guinea Alumina, it no longer controls Guinea Alumina. Pursuant to the Shareholders' Agreement management of the Project and financial record keeping was transferred to BHP Billiton. The Corporation relies on the Project management team for timely and accurate information regarding the financial affairs of Guinea Alumina and the Project. Requirements imposed on the conduct of the Project and the governance on Guinea

Alumina including: the Shareholders' Agreement, a manual of authorities implemented by Guinea Alumina and BHP Billiton policies, practices and procedures, are designed to ensure the integrity and availability of financial information regarding Guinea Alumina and the Project. The Chief Executive Officer and the Chief Financial Officer are satisfied that the current arrangements in place are appropriate to satisfy the obligations of the Corporation with respect to financial reporting.

During the three months ended March 31, 2008 there were no changes on the Corporation's internal control over the financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Subscription Agreement and Shareholders' Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 27, 2008 are available through SEDAR and can be accessed through the Internet at www.sedar.com.

Global Alumina

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of Global Alumina Corporation (the "Corporation") will be held at 10 a.m. at the Park Hyatt Hotel, 4 Avenue Road, Toronto, Ontario, Canada, on Wednesday, June 4, 2008 for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2007, together with the report of the auditors thereon;

2. to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

4. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying circular.

Shareholders are invited to attend the Meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on June 2, 2008 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 22nd day of April, 2008.

By Order of the Board of Directors

(signed) Bruce J. Wrobel
Co-Chairman and Chief Executive Officer

(signed) Karim L. Karjian
Co-Chairman

RECEIVED
2008 MAY 21 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Global
Alumina

Notice of the Annual General Meeting of the Shareholders of Global Alumina Corporation
Wednesday June 4, 2008

Management Information Circular and Proxy Statement

Global Alumina

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of Global Alumina Corporation (the "Corporation") will be held at 10 a.m. at the Park Hyatt Hotel, 4 Avenue Road, Toronto, Ontario, Canada, on Wednesday, June 4, 2008 for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2007, together with the report of the auditors thereon;

2. to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

4. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying circular.

Shareholders are invited to attend the Meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on June 2, 2008 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 22nd day of April, 2008.

By Order of the Board of Directors

(signed) Bruce J. Wrobel
Co-Chairman and Chief Executive Officer

(signed) Karim L. Karjian
Co-Chairman

GLOBAL ALUMINA CORPORATION

Registered Office:
44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6

Administrative Office:
245 Park Avenue, 38th Floor
New York, New York 10167

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

SOLICITATION OF PROXIES

This Management Information Circular and Proxy Statement (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Global Alumina Corporation (the "Corporation") for use at the annual general meeting of shareholders of the Corporation (the "Meeting") to be held at 10 a.m. (Toronto time) on Wednesday June 4, 2008 at the Park Hyatt Hotel, 4 Avenue Road, Toronto, Ontario, Canada, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice"). Costs of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of April 22, 2008 and unless specifically indicated otherwise, all dollar amounts are stated in United States dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. **A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in such form of proxy and striking out the other names.** A form of proxy will not be valid unless it is completed and returned as set out below at least 48 hours, excluding Saturdays and holidays, prior to the commencement of the Meeting.

The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the Notice or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

DEPOSIT OF PROXIES

To be effective, proxies must be deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 10 a.m. (Eastern Time) on June 2, 2008 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

DISCRETIONARY AUTHORITY AND VOTING OF PROXIES

On any ballot that may be called for, the common shares represented by proxies in favour of the persons named by management will be voted for, against or withheld from voting on, the matters identified in the form of proxy, in each case in accordance with the instructions of the shareholder. **In the absence of any instructions on the form of proxy, the persons named in the enclosed form of proxy intend to vote the common shares represented by proxies (i) for the election of management's nominees as directors; (ii) for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors; and (iii) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may come before the Meeting. The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice or any other matters that may properly come before the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The record date (the "Record Date") for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as April 23, 2008.

As of the date of this Circular, 206,543,394 common shares (each a "Share") of the Corporation are issued and outstanding. Each Share carries the right of one vote and all Shares may be voted at the Meeting. Unless otherwise specified, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the provisions of the *Business Corporations Act* (New Brunswick) (the "NBBCA"), the Corporation will prepare a list of holders of Shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the Shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a) the shareholder has transferred any of his or her Shares after the Record Date; and

(b) the transferee of those Shares produces certificates in his or her name or properly endorsed certificates evidencing the Shares or otherwise establishes that he or she owns such Shares and demands, not later than ten days before the Meeting commences, that his or her name be included in the list, in which case the transferee is entitled to vote his or her Shares at the Meeting.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, the following is a complete listing of persons or corporations who beneficially own or exercise control or direction over Shares of the Corporation carrying more than 10% of the votes attached to Shares of the Corporation:

Name of Beneficial Owner	Type of Ownership	Number of Shares	Percentage of Class
Emirates International Investment Company LLC	Direct	25,000,000	12.1%
IDB Infrastructure Fund L.P.	Direct	22,222,222	10.8%

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Consolidated Financial Statements and Auditor's Report

Pursuant to the provisions of the NBBCA and the Corporation's by-laws, the directors of the Corporation will place before the shareholders at the Meeting the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 and the auditors' report thereon.

No vote by the shareholders with respect to this matter is required.

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The terms of the current directors will expire as of the date of the Meeting. It is proposed that the persons listed below will be nominated by management of the Corporation for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation's by-laws.

The following information relating to the nominees as directors is based on information received by the Corporation from the nominees and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of April 22, 2008.

Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Shares	Options
Michael J. Cella Wilton, Connecticut U.S.A.	Director, Senior Vice President, Chief Financial Officer and Secretary	Director, Senior Vice President, Chief Financial Officer and Secretary of the Corporation	2004	756,000[(1)]	750,000
Bernard Cousineau[(2)] Westmount, Quebec Canada	Director	Director of the Corporation; Director and Vice President of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")	2004	50,000	275,000
Ahmed M. Fikree [(3)] Dubai UAE	Director	Director, Commercial and Corporate Development of Dubai Aluminium Company Limited ("DUBAL")	2005	0	50,000
Alan J. Gayer [(4)] Portsmouth, New Hampshire U.S.A.	Director	Independent management consultant	2004	1,280,000	70,000
Karim L. Karjian [(5)] London United Kingdom	Co-Chairman	Chairman and Managing Director of BusinessCom Europe Ltd.; Director and Chief Executive Officer of Karalco Resources Ltd. ("Karalco")	2004	4,400,000[(6)]	475,000
David Suratgar [(7)] London United Kingdom	Director	Independent financial and legal advisor; Chairman, Fortune Funds Ltd., Chairman of the Advisory Board of Taylor-DeJongh Inc., Member of the Board of BMCE Bank, Chairman and Director, Medicapital Bank PLC, Director, DiscoveryTel Communications PLC	2005	0	70,000
Bruce J. Wrobel Brooklyn, New York U.S.A.	Co-Chairman and Chief Executive Officer	Co-Chairman and Chief Executive Officer of the Corporation; Chief Executive Officer of Sithe Global Power, LLC	2004	15,361,000[(8)]	475,000

Notes:

(1) Mr. Cella directly owns 31,000 Shares registered in his name. Mr. Cella indirectly owns 725,000 Shares, all of which are held in the name of WCF Holdings LLC, a corporation wholly-owned by Mr. Cella.

(2) Member of the Compensation Committee. On April 25, 2007 Mr. Cousineau stepped down as President and Chief Operating Officer of the Corporation. Prior to the Arrangement (as defined below) Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 9, 2004, the Corporation acquired all of the outstanding share capital of Aluminpro. Mr Cousineau was paid an aggregate of $50,000 and 50,000 units consisting of one Share and one half of a warrant of the Corporation in payment for the sale of his interest in Aluminpro to the Corporation. The warrants expired unexercised on July 19, 2006.

(3) Member of the Audit Committee and Compensation Committee. On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement"). Pursuant to the terms of the DUBAL Subscription Agreement, the Corporation is obligated to nominate one director at the request of DUBAL. Mr. Fikree is DUBAL's nominee. For more information see "Interest of Certain Persons or Companies in Material Transactions". DUBAL is also one of the joint venture partners with the Corporation in the alumina refinery project under development in the Republic of Guinea (the "Project").

(4) Chairman of the Audit Committee and member of the Compensation Committee and Nominating and Corporate Governance Committee.

(5) Chairman of the Nominating and Corporate Governance Committee.

(6) Mr. Karjian indirectly controls 4,400,000 Shares, 1,200,000 of which are held in the name of Karalco, 1,600,000 of which are held in the name of Urquin Finance Ltd. and 1,600,000 of which are held in the name of Zefan Ltd. Each of Karalco, Urquin Finance Ltd. and Zefan Ltd. is controlled by Mr. Karjian.

(7) Chairman of the Compensation Committee and member of the Audit Committee and Nominating and Corporate Governance Committee.

(8) Mr. Wrobel directly owns 2,541,000 Shares in his name. Mr. Wrobel indirectly controls 12,820,000, all of which are held in the name of Herakles Capital Corp. ("Herakles"), a corporation wholly-owned by Mr. Wrobel.

Under cumulative voting, applicable to the Corporation as provided in the NBBCA, each holder of Shares entitled to vote for the election of directors may cast a number of votes equal to the number of votes attached to the Shares held by that shareholder multiplied by the number of directors to be elected, and the shareholder may cast all votes in favour of one candidate or distribute them among the candidates in any manner.

Where a shareholder has voted for more than one candidate without specifying the distribution of votes among candidates, the shareholder will be deemed to have divided the votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth above, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder has indicated that the votes are to be distributed otherwise than equally among the nominees, or unless the shareholder who has given the proxy has directed that the Shares be withheld from voting in the election of directors. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom the shareholder has directed persons in the enclosed form of proxy to vote, the shareholder must indicate in the space provided in the proxy the number of votes, if any, which are to be voted in favour of each nominee.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED. EXCEPT AS REFERRED TO ABOVE, MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP ("PwC") be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The audit committee ("Audit Committee") of the board of directors of the Corporation will negotiate with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Previously, such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of PwC as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the board of directors of the Corporation (the "Board of Directors") to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. PwC were first appointed as auditors of the Corporation on May 7, 2004 at the annual and special meeting of the shareholders of PL Internet Inc. ("PLI"), the Corporation's predecessor by arrangement, prior to the reverse takeover of

PLI by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") on May 25, 2004 (the "Arrangement"). For additional information concerning the Arrangement see the information circular of PLI dated April 2, 2004 available through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In May 2004, the Corporation adopted a stock option plan which provides employees, directors, officers and consultants of the Corporation with the opportunity to acquire Shares of the Corporation through the exercise of options (the "Stock Option Plan"). Ten million shares have been reserved for issuance under the Stock Option Plan. Options granted under the Stock Option Plan are limited to a term of ten years. A total of 1,035,000 and 1,400,500 options were granted during 2004 and 2005, respectively, pursuant to the terms of the Stock Option Plan. Subsequent terminations of options total 50,000 and 168,000 related to the 2004 and 2005 grants, respectively.

On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. On December 11, 2006, a total of 1,975,000 options were granted with an exercise price of $1.00, a vesting period over three years and a maximum term of five years. Of the options granted on December 11, 2006, 241,667 have subsequently terminated.

No options were granted during the 2007 fiscal year. On March 27, 2008 a total of 1,360,000 option were granted with an exercise price of $1.42, a vesting period over three years and a maximum term of five years.

Equity Compensation Plan Information Table

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Stock Option Plan	5,355,833	$1.45	4,644,167

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the compensation of the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of Global Alumina and the three other most highly compensated executive officers of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") for the most recently completed financial year of the Corporation as compared with the two preceding financial years of the Corporation.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual ($)	Securities Under Options Granted (#)	Shares Subject to Resale Restriction ($)	All Other Compensation ($)
Bruce J. Wrobel	2007	250,000	300,000	nil	nil	nil	nil
Chairman and	2006	200,000	7,692	nil	225,000	nil	nil
Chief Executive Officer	2005	200,000	nil	nil	nil	nil	nil
Michael J. Cella	2007	350,000	114,583	nil	nil	nil	nil
Senior Vice President, Chief	2006	300,000	11,538	nil	150,000	nil	nil
Financial Officer and Secretary	2005	300,000	10,000	nil	150,000	nil	nil

		Annual Compensation			Long-term Compensation Awards		
Bernard Cousineau (1) .... *Vice President Aluminpro*	2007	66,415	nil	108,242	nil	nil	nil
	2006	203,280	nil	nil	75,000	nil	nil
	2005	203,280	nil	nil	75,000	nil	nil
Graham Morrey (2) .... *President and* *Chief Development Officer*	2007	350,000	164,583	nil	nil	nil	nil
	2006	187,552	nil	nil	150,000	nil	nil
	2005	175,000	10,000	nil	75,000	nil	nil
Anthony McCabe (3)................. *Senior Vice President and* *Project Director*	2007	316,667	12,500	nil	nil	nil	nil
	2006	216,667	nil	nil	150,000	nil	nil
	2005	325,000	10,000	nil	75,000	nil	nil

Notes:

(1) On April 25, 2007 Mr. Cousineau stepped down as President and Chief Operating Officer of the Corporation. Mr. Cousineau's compensation in 2007 is attributable to both his services as an officer of the Corporation and as an officer and director of Aluminpro. Mr. Cousineau's salary is payable pursuant to a consulting contract entered into between Mr. Cousineau and the Corporation in connection with the sale of his interest in Aluminpro to the Corporation. See "- Employment Agreements" below. In addition, Mr. Cousineau received remuneration as a non-management director as of April 25, 2007 and as an independent committee member as of October 24, 2007. Such remuneration is included as "other annual" compensation in the summary table. See "Compensation of Directors" below.

(2) Mr. Morrey was appointed Executive Vice President and Chief Development Officer of the Corporation as of May 8, 2006.

(3) Mr. McCabe was appointed Senior Vice President and Project Director of the Corporation as of September, 2004. Mr. McCabe elected to defer payment of the $58,333 of salary earned in 2004 until 2005. Of Mr. McCabe's salary attributable to 2007, $186,290 was reimbursed to the Corporation by Guinea Alumina Corporation Ltd.

Incentive Plans

There were no grants of stock options made to the Named Executive Officers during the fiscal year ended December 31, 2007. No Named Executive Officer exercised any options during the financial year ended December 31, 2007. On March 27, 2008 a total of 1,360,000 options were granted with an exercise price of $1.42, a vesting period over three years and a maximum term of five years. Of the options granted in 2008, 850,000 were granted to the Named Executive Officers.

Pension Plans

The Corporation has not established a pension plan in which any of the Named Executive Officers participate.

Employment Agreements

Other than as described below, neither the Corporation nor any of its subsidiaries have entered into any employment agreement with any Named Executive Officer or any compensation plan or arrangement with respect to a Named Executive Officer in respect of the resignation, retirement or any other termination of employment of the officer's employment or in relation to a change in control of the Corporation or any of its subsidiaries.

Bruce Wrobel

On October 9, 2006, the Board approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles, one of its shareholders. Herakles is controlled by Bruce Wrobel. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles agreed that the Herakles Agreement would be retroactively effective from January 1, 2006 and Herakles would be paid $200,000 per annum for Mr. Wrobel's services. Effective January 1, 2007, the Herakles Agreement was amended to increase the annual payment to $250,000. Herakles is also eligible to participate under the Corporation's Stock Option Plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $500,000. The total cost attributable to the

Herakles Agreement for the year ended December 31, 2007 amounted to $550,000 (2006 - $207,692) including a $300,000 bonus approved by the Board of Directors in connection with the negotiation of the Project joint venture.

Bernard Cousineau

On April 25, 2007 Mr. Cousineau stepped down as President and Chief Operating Officer of the Corporation. Prior to that time, the services of Mr. Cousineau were provided pursuant to a consulting agreement dated July 19, 2004 between Aluminpro and the Corporation (the "Cousineau Consulting Agreement"). Under the Cousineau Consulting Agreement, Mr. Cousineau was provided a monthly retainer of $16,940 for his services for the Corporation and Aluminpro. Effective June 1, 2007 the Cousineau Consulting Agreement was amended to reflect his current services as Senior Operations Advisor and director of the Corporation as well as Vice President and director of Aluminpro. The Cousineau Consulting Agreement provides a monthly retainer of $5,000 paid in equal portions by the Corporation and Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro in such year. During 2007 fiscal year the Corporation paid Mr. Cousineau $66,415 (2006 - $203,280) in connection with the Cousineau Consulting Agreement. Mr. Cousineau did not receive any incentive payments in connection with Aluminpro in 2007. Mr. Cousineau also receives a fee for his services as a director of the Corporation.

Michael Cella

On October 24, 2007 the Corporation, Global Alumina Services Company ("GASCO") and Mr. Cella entered into a retention agreement (the "Cella Agreement") regarding Mr. Cella's services as Chief Financial Officer of the Corporation. The Cella Agreement was amended and restated November 5, 2007, effective as of October 24, 2007. Under the Cella Agreement, if the Corporation terminates Mr. Cella concurrently with, or subsequent to, a change of control of the Corporation (as defined in the Cella Agreement) Mr. Cella will become entitled to a lump sum payment equal to 24 months' salary. Mr. Cella is also entitled to the termination payment if he elects, in his sole discretion, to terminate his employment with the Corporation for any reason following a change of control of the Corporation during the period commencing on the 90th day after and ending on the 180th day after a change of control. Mr. Cella is also eligible to participate under the Corporation's Stock Option Plan. Mr. Cella is currently remunerated at the rate of $350,000 per annum pursuant to a verbal arrangement with GASCO. The total payments to Mr. Cella for the year ended December 31, 2007 amounted to $464,583 (2006 - $311,538) including a $100,000 bonus approved by the Board of Directors in connection with the negotiation of the Project joint venture.

Graham Morrey

Mr. Morrey and Guinea Aluminium Products Corporation ("GAPCO"), the Corporation's predecessor by arrangement, entered into a consulting agreement dated May 4, 2004 regarding Mr. Morrey's services as Senior Vice President Strategic Planning of GAPCO. On May 1, 2007 the agreement with GAPCO was terminated and the Corporation entered into a written consulting agreement with Mr. Morrey (the "Morrey Agreement") regarding Mr. Morrey's services as President of the Corporation. Under the Morrey Agreement, Mr. Morrey is paid $350,000 per annum and is entitled to a bonus of $250,000 upon final debt financing of the Project. Mr. Morrey is also eligible to participate under the Corporation's Stock Option Plan. In the event that the Corporation terminates Mr. Morrey's engagement without cause (as defined under the Morrey Agreement), Mr. Morrey will be entitled to a minimum payment equal to 24 months' salary. The total cost attributable to the Morrey Agreement for the year ended December 31, 2007 amounted to $514,583 (2006 - $187,552) including a $100,000 bonus approved by the Board of Directors in connection with the negotiation of the Project joint venture.

Anthony McCabe

Mr. McCabe and GAPCO entered into an employment agreement dated May 4, 2004 regarding Mr. McCabe's services as Senior Vice President of GAPCO. On July 1, 2006 the agreement with GAPCO was terminated and the Corporation entered into a written consulting agreement with Mr. McCabe (the "McCabe Agreement") regarding Mr. McCabe's services as Senior Vice President and Project Director of the Corporation. The McCabe Agreement was amended and restated as of November 20, 2007. Under the McCabe Agreement, Mr. McCabe is paid $300,000 per annum and is entitled to a $150,000 bonus upon final debt financing of the Project. Mr. McCabe is also eligible to participate under the

Corporation's Stock Option Plan. In the event that the Corporation terminates Mr. McCabe's engagement without cause (as defined under the McCabe Agreement), Mr. McCabe will be entitled to a minimum payment equal to 24 months' salary. Mr. McCabe is also entitled to the termination payment if he elects, in his sole discretion, to terminate his employment with the Corporation for any reason following a change of control of the Corporation (as defined in the McCabe Agreement) during the period commencing on the 90th day after and ending on the 180th day after a change of control. The total cost attributable to the McCabe Agreement for the year ended December 31, 2007 amounted to $329,167 (2006 - $216,667), of which $186,290 was reimbursed by Guinea Alumina Corporation Ltd. ("Guinea Alumina").

Report on Executive Compensation

Composition of the Compensation Committee

During the fiscal year ended December 31, 2007, Dr. Abdulrahman Al-Awar, Messrs. Cousineau, Fikree, Gayer and Suratgar served on the Compensation Committee. Dr. Al-Awar served as a Compensation Committee member until April 25, 2007. Mr. Fikree became a member of the Compensation Committee on April 25, 2007. Mr. Suratgar is currently chairman of the committee. Mr. Cousineau was President and Chief Operating Officer of the Corporation until April 25, 2007 and is currently the Vice President of Aluminpro. All other directors serving on the Compensation Committee are independent.

It is the responsibility of the Compensation Committee to make recommendations to the Board of Directors regarding the compensation of members of the Board of Directors, the CEO, the other senior executives and other employees of the Corporation. The mandate of the Compensation Committee includes the following:

- Recommend to the Board of Directors and oversee the development and implementation of compensation levels, equity-based compensation plans and incentive compensation plans and guidelines for the Corporation's employees;
- Recommend to the Board of Directors the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on this evaluation;
- Review and recommend to the Board of Directors the adequacy and form of compensation levels, programs and guidelines applicable to senior management;
- In consultation with senior management, oversee regulatory compliance with respect to all compensation programs and review executive compensation disclosure; and
- Recommend to the Board of Directors the appropriate guidelines for any severance or similar termination agreements or payments to senior management.

During the year ended December 31, 2007, the Compensation Committee met three times.

Components of Compensation

The principal components in the overall compensation of senior executives currently consist of a base salary and participation in the Stock Option Plan and may or may not include the payment of a bonus based on performance of the individual (as evaluated by the Compensation Committee or the full Board of Directors). Base salary is generally the principal component of an executive officer's compensation package, with the Stock Option Plan providing long-term incentives. In accordance with the compensation strategy of the Corporation, grants of options for executive officers are primarily performance-based. Grants of options also take into account the executive officer's level of responsibility within the Corporation, and the number and exercise price of options previously issued to a particular executive officer.

Chief Executive Officer

For the year ended December 31, 2007, the compensation package of the CEO was reviewed and approved by the Board of Directors. Upon recommendation of the Compensation Committee, the Board of Directors increased Mr. Wrobel's remuneration from $200,000 to $250,000 effective as of January 1, 2007. It is anticipated that for the 2008 fiscal year, the compensation package of the Chief Executive Officer will be approved by the Board of Directors, based upon the recommendations of the Compensation Committee, which will in turn be based on the position description developed by the Nominating and Corporate Governance Committee together with the CEO.

Mr. Wrobel holds 7.53% of the outstanding Shares of the Corporation, either directly or indirectly through intermediaries, making Mr. Wrobel one the Corporation's largest individual shareholders. Mr. Wrobel and the Board of Directors each consider Mr. Wrobel's substantial equity holding in the Corporation as sufficient to align his interests with those of the other shareholders of the Corporation. Because of Mr. Wrobel's equity interest and the nature of the Corporation as a development stage company, Mr. Wrobel's compensation for his role as CEO has not traditionally been arrived at through reference to a comparator group of development stage industry and resource companies.

Mr. Wrobel is an eligible participant under the Corporation's Stock Option Plan. There were no options issued to Mr. Wrobel during 2007.

Mr. Wrobel was awarded a cash bonus of $300,000 in 2007. The award was made on recommendation of the Compensation Committee and approved by the Board of Directors in recognition of the extraordinary commitment made by Mr. Wrobel in advancing the Corporation's critically important negotiations with prospective joint venture partners to obtain equity financing for the advancement of the Project.

In summary, for the year ended December 31, 2007, Mr. Wrobel received annual compensation of $250,000, no stock options and a bonus totalling $300,000.

Compensation of Directors

Directors that are members of management of the Corporation are not compensated by the Corporation or its subsidiaries for services rendered as directors or for committee participation or involvement in special assignments. With the exception of Mr. Karjian (through his relationship with Karalco), Mr. Wrobel (through his relationship with Herakles) and Mr. Cousineau, no director was compensated for services as a consultant.

On October 9, 2006, the Corporation adopted a compensation policy for non-management directors of the Corporation. Under this policy, non-management directors are entitled to receive an annual flat fee of $100,000, paid in quarterly instalments. Currently, Messrs. Gayer, Suratgar, Cousineau and Fikree are eligible for compensation as non-management directors. During the 2007 fiscal year, the following amounts were paid to the following persons for their services as non-management directors: (a) $100,000 to Mr. Gayer; (b) $100,000 to Mr. Suratgar; (c) $100,000 to Mr. Fikree; and (d) $58,242 to Mr. Cousineau. Dr. Al-Awar stepped down as a director of the Corporation on April 25, 2007 and was paid $25,000 for his services as an non-management director up to that time.

Messrs. Cousineau, Fikree, Gayer and Suratgar were additionally compensated by the Corporation for their participation and services rendered as members of an independent committee established on October 24, 2007 to advise the Board of Directors regarding a potential transaction involving the Corporation. Each of the members of the independent committee is eligible to a retainer totalling $100,000 payable in four equal instalments. During the 2007 fiscal year, the following amounts were paid for services in connection with the independent committee: (a) $50,000 to Mr. Gayer; (b) $50,000 to Mr. Suratgar; (c) $50,000 to Mr. Fikree; and (d) $50,000 to Mr. Cousineau. The activities of the independent committee were suspended on December 19, 2007 and the third and fourth instalments of the retainer have not been paid as of the date hereof. Should the activities of the independent committee be resumed, each member will become entitled to receive the $50,000 balance of the $100,000 retainer.

Directors are also eligible to participate in the Stock Option Plan. No stock options were granted during the 2007 fiscal year by the Corporation.

Management Contracts

Mr. Wrobel and Karalco, an affiliated entity of Mr. Karjian, were compensated for consulting and advisory services related to the management of the Corporation or its subsidiaries.

In addition to the Herakles Agreement described above under "– Employment Agreements", Mr. Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which formerly provided professional services to the Corporation. Sithe Global was reimbursed at cost. The total cost for the year ended December 31, 2007 amounted to approximately $47,400 (2006 – $407,200). In addition, the President of Sithe Global formerly provided consulting services to the Corporation at a rate of $15,000 per month. The total cost for the year ended December 31, 2007 amounted to $75,000 (2006 – $180,000).

Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses for the use of the Corporation's office space at 245 Park Avenue, New York. Occupancy costs charged to Sithe Global for the year ended December 31, 2007 totalled approximately $715,400 (2006 - $627,900).

On October 9, 2006, the Board approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project . The Corporation and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, Karalco is entitled to a $60,000 monthly retainer. Bonuses may be paid under the Karalco Agreement based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. As of May 17, 2007, the Project joint venture reimburses the Corporation for this monthly retainer. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000 of which Guinea Alumina has agreed to pay one-half and the Corporation would be responsible for the other half. The total payments with respect to the monthly retainer, incentives and bonuses for the year ended December 31, 2007 amounted to $1,020,000 (2006 - $970,000) including a bonus of $300,000 approved by the Board of Directors in connection with the negotiation of the Project joint venture. In 2007, $447,097 of the retainer was reimbursed by the joint venture. Additionally, since February 1, 2006 Karalco has been reimbursed an amount for office expenses. The cost of such office expenses for the year ended December 31, 2007 totalled approximately $30,500 (2006 - $26,500).

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director and no executive or senior officer of the Corporation is currently indebted to the Corporation or any of its subsidiaries.

PERFORMANCE GRAPH

From the date of the completion of the Arrangement until June 15, 2004, the Shares of the Corporation were not listed for trading on a recognized stock exchange. From June 15, 2004 until the commencement of trading of the Shares on the TSX, the common shares of the Corporation were traded on the TSX Venture Exchange under the symbol "GPC.U". From February 16, 2005 to the present, the Shares of the Corporation have been traded on the TSX. On June 17, 2005, the Corporation's trading symbol on the TSX changed from "GPC.U" to "GLA.U".

The following graph compares the change in the cumulative total shareholder return over the 2006 and 2007 fiscal years of a Cdn$100 investment in the Corporation's Shares with the cumulative total return of the S&P/TSX Composite Index for the comparable period. On December 28, 2007, the Shares closed at $1.94 (Cdn$1.90 based on the Bank of Canada noon exchange rate of one Cdn.$ = 1.0220 US$ on December 28, 2007) on the TSX. On March 31, 2008, the Shares

closed at $1.69 (Cdn$1.74 based on the Bank of Canada noon exchange rate of one Cdn.$ = 0.9729 US$ on March 31, 2008) on the TSX. All dollar amounts used in the graph below are in Canadian dollars.

Global Alumina Stock Price vs. S&P/TSX Indices


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Global
S&P /TSX Index

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATERIAL TRANSACTIONS

Mr. Fikree is the Director, Commercial and Corporate Development and Dr. Al-Awar is the Chief Risk Officer of DUBAL. DUBAL is one of the joint venture partners with the Corporation in the development of the Project. Pursuant to the DUBAL Subscription Agreement, on September 30, 2005, the Corporation issued to DUBAL 10,000,000 Shares at $2.00 per Share for gross proceeds of $20 million. Pursuant to the DUBAL Subscription Agreement, DUBAL may also subscribe for additional Shares up to 25% of the Corporation's Shares on a fully-diluted basis (the "Additional Subscription"). The agreement also gives DUBAL the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Mr. Fikree was appointed to the Board of Directors in November 2005 as DUBAL's representative. Dr. Al-Awar was appointed March 2006 and stepped down from the Board of Directors on April 25, 2007. On April 27, 2007, the Corporation and DUBAL entered into an agreement providing that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored and exercisable provided that DUBAL first transfers to Global Alumina International, Ltd., a subsidiary of the Corporation, all of its interest in the Project. Management of the Corporation do not believe that the Additional Subscription will be completed.

Under a subscription agreement with the Emirates International Investment Corporation LLC ("EIIC") dated August 16, 2005 and amended September 22, 2005 (the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005. EIIC was also committed to purchase a $50 million convertible debenture thereunder but failed to do so. The Corporation believes that EIIC has repudiated the agreement and that the Corporation is no longer bound by the agreement. The EIIC Subscription Agreement had entitled EIIC to nominate one representative for election to the Corporation's Board of Directors so long as EIIC held not less than 10% of the Corporation's issued and outstanding common shares. In 2006 and through April 25, 2007, Mehdi Dazi was the representative of EIIC on the Board of Directors.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Attached as Exhibit B is the information related to the Corporation's corporate governance practices required to be disclosed under Form 58-101F1 – Corporate Governance Disclosure to National Instrument 58-101 – *Disclosure of Corporate Governance Practices*.

AUDIT COMMITTEE INFORMATION

See the section entitled "Audit Committee and Auditors" in the Corporation's annual information form filed on or before March 30, 2008 for information on the Corporation's Audit Committee as required under Multilateral Instrument 52-110 – *Audit Committees*. A copy of the Corporation's annual information form is available under the Corporation's profile at www.sedar.com.

AVAILABILITY OF CERTAIN DOCUMENTS

Additional documents and information regarding the Corporation are available through SEDAR. These documents can be accessed through the Internet at www.sedar.com. Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year.

The Corporation will provide to any person, without charge, following a written or oral request to Michael J. Cella, 245 Park Avenue, 38th Floor, New York, New York, 10167 (telephone: 212-351-0000; fax: 212-351-0001), a copy of this Circular, the Corporation's annual report for the fiscal year ended December 31, 2007, any interim financial statements since December 31, 2007, and any other documents incorporated therein by reference.

Under National Instrument 51-102 - *Continuous Disclosure Obligations*, a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation (and annual financial statements, in the case of beneficial owners) must deliver written request for such material to the Corporation. Shareholders who wish to receive interim financial statements (and annual financial statements, in the case of beneficial owners) are encouraged to send the enclosed request form, in the addressed envelope provided, to Computershare, as transfer agent. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements (and annual financial statements, in the case of beneficial owners).

DIRECTORS APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) Bruce J. Wrobel
Co-Chairman and
Chief Executive Officer

(signed) Michael J. Cella
Senior Vice President, Chief
Financial Officer and Secretary

EXHIBIT B

CORPORATE GOVERNANCE DISCLOSURE

1. **Board of Directors —**

(a) Disclose the identity of directors who are independent.

The Board of Directors has determined that the nominees for election to the Board of Directors Messrs. Gayer, Suratgar, and Fikree are independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Messrs. Wrobel, Cella, Cousineau and Karjian are not independent. Messrs. Wrobel, Karjian and Cella are executive officers of the Corporation. Mr. Cousineau is an executive officer and director of Aluminpro. Mr. Karjian also has a consulting relationship with the Corporation through Karalco. An affiliated entity of Mr. Wrobel, Sithe Global, also has a contractual relationship with the Corporation. See "Statement of Executive Compensation – Management Contracts" for further information on Karalco's consulting contract with the Corporation and the Sithe Global arrangement.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Three out of seven of the current directors, who are also nominees for re-election, are independent. The Board of Directors considered the several relationships that exist between the Corporation, its subsidiaries and DUBAL, the corporation of which Mr. Fikree is the Director, Commercial and Corporate Development. The relationships include those set out in "Interest of Certain Persons or Companies in Material Transactions". Moreover, DUBAL is one of the joint venture partners with the Corporation in the Project and has a one-quarter interest in the Corporation's most significant asset, Guinea Alumina. Taking all these factors into account, the Board of Directors has determined that Mr. Fikree is currently independent and that specific conflicts arising in the future can be adequately addressed by excluding Mr. Fikree from meetings at which matters of interest to DUBAL are considered. To facilitate the exercise of independent judgement of the Board of Directors, the independent directors meet separately from the full Board of Directors and have designated Mr. Gayer as lead director. See Items (e) and (f) below. The independent directors are also encouraged to meet with the CEO, outside of formal Board meetings, in order to address areas of concern. In addition, the Board of Directors has the following committees, the membership in which is either entirely composed of independent directors or the majority of which are independent directors: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Suratgar acts as a director of Fortune Funds Limited in connection with its Market Wizards Fund Class A, a fund listed on the Irish Stock Exchange. No other director is currently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance. These meetings are not regularly scheduled and are held as frequently as the independent directors deem necessary. The independent directors have met informally on numerous occasions during the 2007 fiscal year.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Messrs. Wrobel and Karjian, the Co-Chairmen of the Board of Directors, are not independent directors. Mr. Gayer, with the consent of the independent directors, has assumed the role of lead independent director. As lead independent director, Mr. Gayer communicates directly with the CEO with regard to matters of interest to the independent directors and assists in setting the agenda for each board meeting to ensure that such meetings will enable the Board of Directors to carry out its duties.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The Board of Directors met 26 times during 2007. The following table summarizes the attendance record of all the current directors of the Corporation.

Director	Number of Meetings Attended
Dr. Abdulrahman Al-Awar(1)(2)	0 of 11
Michael Cella	26 of 26
Bernard Cousineau	25 of 26
Mehdi Dazi(1)	0 of 11
Ahmed Fikree(2)	2 of 26
Alan Gayer	25 of 26
Karim Karjian	22 of 26
David Suratgar	26 of 26
Bruce Wrobel	25 of 26

Note:

(1) Dr. Al-Awar and Mr. Dazi stepped down as directors of the Corporation on April 25, 2007. There were 11 board meetings held prior to their departure.

(2) Dr. Al-Awar and Mr. Fikree are representatives of DUBAL and were nominated to the Board of Directors pursuant to the DUBAL Subscription Agreement. DUBAL is also a joint venture partner of the Corporation in the Project. Due to the potential interest of DUBAL in certain matters under discussion by the Board of Directors, pursuant to Section 77 of the New Brunswick *Business Corporations Act*, Dr. Al-Awar did not attend or participate in any board meeting in 2007 and Mr. Fikree did not participate in 14 board meetings in 2007.

2. **Board Mandate** — *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

The following is the text of the Board of Directors' written mandate, as contained in the Corporate Governance Guidelines adopted by the Corporation:

"The Board is responsible for the stewardship of Global Alumina, including:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer and the other senior officers and supervising Global Alumina's Code of Business Conduct and Ethics;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Global Alumina's business;

(c) identifying the principal risks of Global Alumina's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) through the Nominating and Corporate Governance Committee, succession planning;

(e) adopting a disclosure policy for Global Alumina;

(f) ensuring the integrity of Global Alumina's internal control and management information systems;

(g) through the Nominating and Corporate Governance Committee, developing Global Alumina's approach to corporate governance, including making amendments to these Guidelines as necessary; and

(h) developing (i) a list of decisions requiring prior approval of the Board, (ii) measures for receiving feedback from security holders, and (iii) the Board's expectations of management."

3. **Position Descriptions —**

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Nominating and Corporate Governance Committee, in consultation with the Co-Chairmen of the Board of Directors, has developed a position description for the Co-Chairmen. The Nominating and Corporate Governance Committee has also developed position descriptions for the chairperson of each board committee.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Nominating and Corporate Governance Committee, in consultation with the CEO, has developed a position description for the CEO. The Board of Directors currently requires the CEO to deliver to the board a list of the financial and operational objectives of the Corporation for the forthcoming year. The Board of Directors then requires the CEO and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established objectives and of any material deviation from such objectives and from the Corporation's strategies and policies as approved by the Board of Directors.

4. **Orientation and Continuing Education —**

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

The Board of Directors is given updates from management on the status of the Project and strategic issues on an on-going basis. Orientation programs for new directors will be developed by the Nominating and Corporate Governance Committee on a case-by-case basis, taking into account the educational and professional background of the relevant director and his or her familiarity with the alumina and aluminium industries specifically. In 2005, the entire Board of

Directors participated in an education program on corporate governance and board responsibility generally, disclosure obligations of Canadian public corporations and the role of the Board of Directors within a corporate structure.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

See 4(a) above for a description of the November 8, 2005 Board meeting. The Nominating and Corporate Governance Committee, in conjunction with outside counsel, will monitor the legal requirements for directors and will inform the Board of Directors of any material changes in the requirements. The Board of Directors will continue to ensure that management provides the financial and operational information which the Board of Directors requires to discharge its mandate.

5. **Ethical Business Conduct —**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Board of Directors has adopted a Code of Business Conduct and Ethics (the "Code"). The Code is available under the Corporation's profile on www.sedar.com. In conjunction with the Code, the Board has also adopted a Whistle Blower Policy which allows an individual to report breaches of the Code to either a Compliance Officer or directly to the Chairman of the Audit Committee (Mr. Gayer, an independent director).

The Corporation has not filed any material change reports during 2007 that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

Unless otherwise permitted by the NBBCA, if a director has a material interest in a transaction or agreement to be considered by the Board, such director may not be present for the discussion of or vote on the transaction or agreement and board materials related to the matter are not provided to the director.

The Corporation has put into writing related party contracts with Karalco and Herakles. See "Statement of Executive Compensation – Management Contracts" for further information on the contracts with Karalco and Herakles.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

The Board of Directors has established and disseminated an Insider Reporting and Insider Trading Policy which sets out the obligations of directors, officers, employees and other insiders of the Corporation to refrain from trading in the securities of the Corporation during certain "blackout periods" and at any time when such persons are in possession of material undisclosed information.

The Corporation has also established a practice of taking all disclosure matters on a regular basis directly to the Board of Directors after review and recommendation by the Chief Executive Officer and Chief Financial Officer. All public disclosure is reviewed, discussed and decided upon by the full Board of Directors. In 2005 the entire Board of Directors participated in an education program on corporate governance and board responsibility generally, disclosure obligations of Canadian public corporations and the role of the board within a corporate structure.

6. **Nomination of Directors —**

(a) Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee has the responsibility for identifying qualified individuals for the Board of Directors.

The Corporation has a contractual commitment with DUBAL to present a nominee for election to the Board of Directors. Under the DUBAL Subscription Agreement, DUBAL currently has a right to name one nominee. If DUBAL were to complete its estimated $180 million additional subscription under the agreement, it would have the right to nominate 25% of the Board of Directors: for so long as it holds not less than 19.9% of the issued and outstanding Shares; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding Shares, DUBAL would have the right to nominate 16.67% of the Board of Directors of Global Alumina. DUBAL's additional subscription right has been suspended. Management does not expect DUBAL to make the additional subscription and, accordingly, does not expect these additional nomination rights to arise. See "Interests of Certain Persons or Companies in Material Transactions".

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee is composed of a majority of independent directors. The Chairman of the committee is Mr. Karjian and the independent members are Mr. Gayer and Mr. Suratgar. Because the majority of the members of the committee are independent, the Board of Directors believes that the nomination process will remain objective.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee has the responsibility of developing the Corporation's approach to governance issues and administering the Board of Directors' relationship with management. This includes responsibility for: (i) identifying qualified individuals for the Board of Directors; (ii) recommending nominees for election or re-election as directors at shareholders' meetings; (iii) establishing an orientation and education program for new directors and a continuing education program for all directors; (iv) developing and recommending to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Corporation and the directors; (v) establishing procedures to exercise oversight of the evaluation of the Board of Directors, its committees and management; (vi) developing and recommending corporate governance principles and reviewing such principles at least once a year; (vii) developing position descriptions for the Chairman, the chairperson of each Board committee and, together with the CEO, developing a position description for the CEO and delineating any limits to management's responsibilities and submitting each of these items to the Board of Directors for its review and approval; (viii) recommending a CEO succession plan to the Board of Directors; and (ix) recommending structures and procedures to ensure that the Board of Directors functions independently of management.

The committee meets as required to fulfill its duties and responsibilities.

7. **Compensation —**

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Please see "Statement of Executive Compensation – Report on Executive Compensation – Chief Executive Officer" and "Statement of Executive Compensation – Compensation of Directors". Recommendations on compensation for directors and officers are generally made by management for the consideration of the Compensation Committee and ultimately the Board of Directors.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of Mr. Suratgar, Mr. Gayer, Mr. Cousineau and Mr. Fikree. Of the four members only Mr. Cousineau is non-independent. Mr. Suratgar acts as Chairman of the committee.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The duties and responsibilities of the Compensation Committee are as follows: (i) to make recommendations and oversee the development and implementation of compensation levels, equity-based compensation plans, and incentive compensation plans and guidelines, for the Corporation's employees; (ii) in relation to the CEO, to recommend the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on that evaluation; (iii) in relation to other senior management of the Corporation, to recommend, review and approve the adequacy and form of compensation levels, programs and guidelines applicable to senior management, recommend any new, or any material change to, an existing incentive compensation plan or equity-based compensation plan, adopt procedures to ensure that all employment, consulting or other compensation agreements between the Corporation or any of its affiliates or associates and any director or member of senior management of the Corporation are considered and approved by the committee or the disinterested members of the Board, oversee the administration of incentive compensation plans and equity-based compensation plans of the Corporation, and discharge any responsibilities imposed by any incentive compensation plans or equity-based compensation plans; (iv) to oversee regulatory compliance with respect to all of the Corporation's compensation programs, establish performance goals for senior management and review executive compensation disclosure before the Corporation publicly discloses this information; (v) to recommend the appropriate guidelines for any severance or similar termination agreements or payments to senior management of the Corporation; and (vi) to oversee the submission of management compensation arrangements to the TSX for review and prior acceptance, if required.

The committee meets as required to fulfill its duties and responsibilities.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Board has not retained a compensation consultant or advisor at any time during the 2007 fiscal year.

8. **Other Board Committees** — *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

See 5(c) above in connection with the Disclosure Committee. In 2007 the Board of Directors also established an independent committee to advise the Board of Directors regarding a potential transaction involving the Corporation. Messrs. Gayar, Suratgar, Fikree and Cousineau served on the independent committee. The activities of the independent committee were suspended on December 19, 2007. See "Statement of Executive Compensation – Compensation of Directors".

9. **Assessments** — *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

The directors of the Corporation conduct an annual self-evaluation with respect to the effectiveness of the Board of Directors as a whole, any committees on which the director sits and the director's individual effectiveness and contribution to the Board of Directors and relevant committees. The self-assessments are returned to the Corporation's outside counsel, who summarize the results and report to the Chairman of the Nominating and Corporate Governance Committee. The Chair of the Nominating and Corporate Governance Committee then reports the results to the Board of Directors.

Global
Alumina

Global Alumina

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 4, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time on Monday, June 2, 2008.

Appointment of Proxyholder

I/We being holder(s) of common shares of Global Alumina Corporation hereby appoint(s): Bruce J. Wrobel, or failing him Karim L. Karjian, or failing him, Michael J. Cella

OR

Print the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Global Alumina Corporation** to be held at the Park Hyatt, 4 Avenue Road, Toronto, Ontario on Wednesday, June 4, 2008 at 10 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors as outlined in the Information Circular.

FOR all director nominees - allocate votes equally ☐

OR

WITHHOLD vote for all director nominees ☐

OR

CUMULATIVE voting - please specify the allocation of votes in the space provided: ☐

Note: Max. number of votes to be cast:

Director nominee	Vote allocation	Director nominee	Vote allocation
Michael J. Cella		Karim L. Karjian	
Bernard Cousineau		David Suratgar	
Ahmed M. Fikree		Bruce J. Wrobel	
Alan J. Gayer			

	For	Withhold
2. Appointment of Auditors – Appointment of PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto, Ontario M5K 1G8 as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

/ /

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AR2 PWDQ

Global Aumina Corporation
PFIC Annual Information Statements*
For the Year Ended December 31, 2007

	Global Alumina Corporation (Canada)	Global Alumina International, Ltd. (BVI)	Guinea Alumina Corporation, Ltd. (BVI)	Guinea Alumina Corporation, S.A. (Rep. of Guinea)
First day of applicable taxable year	01/01/07	01/01/07	01/01/07	01/01/07
Last day of applicable taxable year	12/31/07	12/31/07	12/31/07	12/31/07
Ordinary earnings	USD 0	USD 0	USD 0	USD 0
Net capital gain	USD 0	USD 0	USD 0	USD 0
Cash or other property distributed or deemed distributed	USD 0	USD 0	USD 0	USD 0

* This statement is provided as required by Treas. Reg. section 1.1295-1(g)

Global Alumina Corporation had 203,857,644 shares of common stock outstanding at December 31, 2007.

Global Alumina Corporation owns 100% of Global Alumina International, Ltd. which owned 100% of Guinea Alumina Corporation, Ltd. until completion of a joint venture transaction on May 17, 2007 from which time it owned 33.3%; Guinea Alumina Corporation, Ltd. owned 100% of Guinea Alumina Corporation, S.A.

The companies will permit shareholders to inspect and copy their permanent books of account, records, and other documents that are necessary to establish that its ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles.

This statement is provided for information purposes only; Shareholders are advised to consult with their own tax advisors to determine any final income inclusions.

/s/Michael J. Cella
Michael J. Cella
Chief Financial Officer

END